Exhibit 99.1

CRONOS GROUP INC.

UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

For the Three Month Periods Ended March 31, 2018 and March 31, 2017

(in thousands of Canadian dollars)

Cronos Group Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the three month periods ended March 31, 2018 and March 31, 2017

Contents

Unaudited Condensed Interim Consolidated Financial Statements:

Unaudited Condensed Interim Consolidated Statements of Financial Position	1

Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss	2

Unaudited Condensed Interim Consolidated Statements of Changes in Equity	3

Unaudited Condensed Interim Consolidated Statements of Cash Flows	4

Notes to Unaudited Condensed Interim Consolidated Financial Statements	5-25

Cronos Group Inc.

Unaudited Condensed Interim Consolidated Statements of Financial Position

As at March 31, 2018 and December 31, 2017

(Unaudited)

(in thousands of CDN $)

	Notes	As at March 31, 2018	As at December 31, 2017
Assets
Current
Cash		$32,368	$9,208
Accounts receivable	23(i)	2,526	1,140
Sales taxes receivable		4,266	3,114
Prepaids and other receivables		4,656	790
Promissory note receivable	6	926	—
Biological assets	7	4,490	3,722
Inventory	7	9,014	8,416
Loan receivable	8	314	314

		58,560	26,704
Investment in Whistler	9	3,848	3,807
Other investments	10	987	1,347
Property, plant and equipment	11	63,862	56,172
Intangible assets	12	11,190	11,207
Goodwill	13	1,792	1,792

		$140,239	$101,029

Liabilities
Current
Accounts payable and other liabilities	23(ii)	$2,800	$7,878
Current portion of finance lease obligation	15	39	—

		2,839	7,878
Finance lease obligation	15	150	—
Construction loan payable	14	5,405	5,367
Deferred income tax liability	22	555	1,416

		8,949	14,661

Shareholders’ Equity
Share capital	16(a)	128,550	83,559
Shares to be issued	16(c)	961	—
Warrants	16(b)	2,678	3,364
Share-based reserve	17	3,030	2,289
Accumulated deficit		(4,774)	(3,724)
Accumulated other comprehensive income		845	880

		131,290	86,368

		$140,239	$101,029

Commitments and contingencies	21
Subsequent events	26

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Approved on behalf of the Board of Directors:

“Michael Gorenstein”	“Jim Rudyk”
Director	Director

Cronos Group Inc.

Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $, except share amounts)

		Three months ended March 31,
	Notes	2018	2017
Product sales	18	$2,945	$514

Cost of sales
Inventory expensed to cost of sales	11	3,761	1,056
Production costs		1,714	235
Unrealized gain on revaluation of biological assets	7	(4,458)	(1,813)

Total cost of sales (recovery)		1,017	(522)

Gross profit		1,928	1,036

Operating expenses
Sales and marketing		586	44
General and administration		2,461	1,336
Stock-based payments	17,20	774	192
Depreciation and amortization	11,12	285	201

Total operating expenses		4,106	1,773

Operating loss		(2,178)	(737)
Other income (expense)
Interest expense		(22)	(150)
Share of income from Whistler investment	9	41	103
Gain (loss) on other investments	10	221	(59)

Total other income (expense)		240	(106)

Loss before income taxes		(1,938)	(843)
Income tax expense (recovery)	22	(888)	1

Net loss		$(1,050)	$(844)

Other comprehensive income
Gain (loss) on revaluation of other investments, net of tax	10,22	(35)	683

Comprehensive loss		$(1,085)	$(161)

Net loss per share
Basic and diluted	19	$(0.01)	$(0.01)

Weighted average number of outstanding shares
Basic and diluted	19	157,054,891	125,256,010

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Cronos Group Inc.

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $, except share amounts)

	Notes	Number of shares	Share capital	Shares to be issued	Warrants	Share-based reserve	Accumulated deficit	Accumulated other comprehensive income	Total
Balance at January 1, 2017		121,725,748	$33,590	$—	$3,983	$735	$(6,215)	$1,585	33,678
Shares issued	16(a)	7,705,000	17,336	—	—	—	—	—	17,336
Share issuance costs		—	(1,322)	—	—	—	—	—	(1,322)
Vesting of options	17	—	—	—	—	192	—	—	192
Options exercised	17	235,704	398	—	—	(141)	—	—	257
Warrants exercised	16(b)	1,813,982	924	—	(280)	—	—	—	644
Unrealized gains reclassified to net income	10	—	—	—	—	—	—	(16)	(16)
Net loss		—	—	—	—	—	(844)	—	(844)
Other comprehensive income	10	—	—	—	—	—	—	683	683

Balance at March 31 2017		131,480,434	$50,926	$—	$3,703	$786	$(7,059)	$2,252	$50,608

Balance at January 1, 2018		149,360,603	$83,559	$—	$3,364	$2,289	$(3,724)	$880	$86,368
Shares issued	16(a)	5,257,143	46,000	—	—	—	—	—	46,000
Share issuance costs		—	(3,081)	—	—	—	—	—	(3,081)
Vesting of options	17	—	—	—	—	774	—	—	774
Options exercised	17	42,256	106	—	—	(33)	—	—	73
Warrants exercised	16(b)	6,972,479	1,966	—	(686)	—	—	—	1,280
Shares to be issued	16(c)	—	—	961	—	—	—	—	961
Net loss		—	—	—	—	—	(1,050)	—	(1,050)
Other comprehensive loss	10	—	—	—	—	—	—	(35)	(35)

Balance at March 31, 2018		161,632,481	$128,550	$961	$2,678	$3,030	$(4,774)	$845	$131,290

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Cronos Group Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $)

		Three months ended March 31,
	Notes	2018	2017
Operating activities
Net loss		$(1,050)	$(844)
Items not affecting cash:
Stock-based payments	17,20	774	192
Depreciation and amortization	11,12	540	201
Share of income from investment in Whistler	9	(41)	(103)
Loss (gain) on other investments	10	(221)	59
Deferred income tax expense (recovery)	22	(888)	1
Foreign exchange gain		(16)	—

		(902)	(494)
Net changes in non-cash working capital:
Increase in accounts receivable		(1,386)	(136)
Increase in sales taxes receivable		(1,152)	—
Increase in prepaids and other receivables		(3,866)	(65)
Increase in biological assets		(768)	(947)
Increase in inventory		(598)	(351)
Increase in accrued interest on loan receivable		—	(5)
Increase (decrease) in accounts payable and other liabilities		(5,078)	73

Cash flows used in operating activities		(13,750)	(1,925)

Investing activities
Repayment of purchase price liability		—	(1,299)
Proceeds from sale of other investments	10	687	88
Payment to exercise AbCann warrants	10	(113)	—
Payment of promissory note receivable	6	(926)	—
Purchase of property, plant and equipment	11	(7,642)	(2,036)
Purchase of intangible assets	12	(131)	—

Cash flows used in investing activities		(8,125)	(3,247)

Financing activities
Proceeds from exercise of warrants	16(b)	1,280	644
Proceeds received for shares to be issued	16(c)	961	—
Proceeds from exercise of options	17	73	257
Proceeds from share issuance	16(a)	46,000	17,336
Share issuance costs		(3,081)	(1,322)
Payment of accrued interest on construction loan	14	(185)	—
Repayment of finance lease obligation	15	(13)	—

Cash flows provided by financing activities		45,035	16,915

Net change in cash		23,160	11,743
Cash—beginning of period		9,208	3,464

Cash—end of period		$32,368	$15,207

Supplemental cash flow information
Interest paid		$307	$120

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $, except gram and share amounts)

1.	Nature of business

Cronos Group Inc. (“Cronos” or the “Company”), was incorporated under the Business Corporations Act (Ontario). Cronos is a publicly traded corporation, with its head office located at 720 King Street West, Suite 320, Toronto, Ontario, M5V 2T3. The Company’s common shares are currently listed on the TSX Venture Exchange (“TSX-V”) and Nasdaq Global Market under the trading symbol “CRON”.

Hortican Inc. (“Hortican”), is a wholly owned subsidiary of Cronos, incorporated under the Canada Business Corporations Act (“CBCA”).

Cronos operates two wholly owned licensed producers and sellers (“Licensed Producers”) of medical cannabis pursuant to the provisions of the Controlled Drugs and Substances Act (“CDSA”) and its relevant regulation, the Access to Cannabis for Medical Purposes Regulations (“ACMPR”), namely Peace Naturals Project Inc. (“Peace Naturals”), which has production facilities near Stayner, Ontario, and Original BC Ltd. (“OGBC”), which has a production facility in Armstrong, British Columbia. Currently, Cronos sells dried cannabis flower and cannabis oils under its medical cannabis brand, Peace Naturals.

OGBC was incorporated as In the Zone Produce Ltd. (“In the Zone”) under the Business Corporations Act (British Columbia) and was acquired by Hortican on November 5, 2014. In the Zone changed its name to OGBC on October 16, 2017, and was continued under the CBCA on the same day. OGBC is a Licensed Producer pursuant to the provisions of the ACMPR and the CDSA. On February 26, 2014, Health Canada issued an initial cultivation license to OGBC under the ACMPR which has since been amended and supplemented. OGBC’s current license has an effective term from February 28, 2017 to February 28, 2020 and grants OGBC the authority to engage in the production and sale of dried cannabis flower. The license was amended to reflect its name change on October 20, 2017.

Peace Naturals was incorporated under the CBCA, and was acquired by Hortican on September 6, 2016. Peace Naturals is a Licensed Producer pursuant to the provisions of the ACMPR and the CDSA. On October 31, 2013, Health Canada issued an initial license to Peace Naturals for activities related to the production and sale of dried cannabis flower under the ACMPR, which has since been amended and supplemented. Peace Naturals’ current license has an effective term from November 1, 2016 to November 1, 2019 and grants Peace Naturals the authority to engage in, among other things, the production and sale of dried cannabis flower, cannabis resin, cannabis seeds, cannabis plants, and cannabis oils. On January 22, 2018, the Company announced that Peace Naturals received a dealer’s license pursuant to the Narcotic Control Regulations and CDSA from Health Canada, which allows Peace Naturals to export medical cannabis extracts, including concentrated oil and resin products, internationally.

Cronos Australia PTY Ltd. (“Cronos Australia”) was incorporated under the Corporations Act 2001 (Australia) on December 6, 2016 by Cronos. Cronos holds 50% of the outstanding shares of Cronos Australia.

Indigenous Roots Inc. and Cronos Indigenous Holdings Inc. were incorporated under the CBCA on December 14, 2016 and March 16, 2017, respectively. Both corporations are wholly owned by Hortican. These two corporations, along with a third party limited partnership, formed Indigenous Roots LP on April 18, 2017.

Cronos Global Holdings Inc. (“Cronos Global”) was incorporated under the CBCA on April 25, 2017 by Hortican. Cronos Global will be the holding company for the Company’s future global operations.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $, except gram and share amounts)

2.	Basis of presentation

The unaudited condensed interim consolidated financial statements for the three month periods ended March 31, 2018 and March 31, 2017, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The accounting policies adopted in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2017, except for the adoption of new standards effective as of January 1, 2018. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The Company applies, for the first time, International Financial Reporting Standard (“IFRS”) 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments. As required by IAS 34, the nature and effect of these changes are disclosed in Note 3.

The unaudited condensed interim consolidated financial statements do not conform in all respects to the requirements of IFRS as issued by the International Accounting Standards Board (“IASB”) for annual financial statements. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the December 31, 2017 audited consolidated financial statements and notes.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors on May 14, 2018.

(a)	Basis of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of Cronos Group Inc., and its wholly owned subsidiaries, Hortican Inc., OGBC, Peace Naturals, Indigenous Roots Inc., Cronos Indigenous Holdings Inc., and Cronos Global. All intercompany transactions, balances, revenues and expenses have been eliminated on consolidation. The Company applies the acquisition method to account for business combinations. Acquisition related costs are expensed as incurred.

(b)	Basis of measurement

Apart from certain assets and liabilities measured at fair value as required under certain IFRSs, the unaudited condensed interim consolidated financial statements have been presented and prepared on the basis of historical cost.

(c)	Functional and presentation currency

These unaudited condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and all of its subsidiaries.

(d)	Estimates and critical judgments by management

The preparation of these unaudited condensed interim consolidated financial statements in conformity with IAS 34 requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and adjustments are made as appropriate in the year they become known. Items for which actual results may differ materially from these estimates are described in the following section.

(i)	Warrants and options

Warrants and options are initially valued at fair value, based on the application of the Black-Scholes option pricing model. This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term of the warrant or option and expected risk-free interest rate.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $, except gram and share amounts)

2.	Basis of presentation (continued)

(d)	Estimates and critical judgments by management (continued)

(ii)	Useful lives and impairment of long-lived assets

Long-lived assets are defined as property, plant and equipment and intangible assets with finite lives. Depreciation and amortization are dependent upon estimates of useful lives and impairment is dependent upon estimates of recoverable amounts. These are determined through the exercise of judgment, and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws, and technological improvements.

(iii)	Impairment of cash-generating units and goodwill

The impairment test for cash generating units (“CGUs”) to which goodwill is allocated is based on the value in use of the CGU, determined in accordance with the expected cash flow approach. The calculation is based on assumptions used to estimate future cash flows, the cash flow growth rate and the discount rate.

(iv)	Fair value of privately held financial assets classified as fair value through other comprehensive income

The Company’s management considers specific information about the investee companies, trends in general market conditions, and the share performance of similar publicly traded companies when valuing the Company’s privately held investments.

Management considers the following factors to indicate a change in the fair value, or impairment of, a privately held investment, and may adjust the value if:

a. there has been significant subsequent equity financing provided by outside investors at a value which differs from the current recorded value of the investee company, in which case the fair value of the investment is adjusted to equal the value at which that financing took place;

b. there have been significant corporate, political, legal, or operating events affecting the investee company such that management believes they will materially impact the investee company’s prospects and therefore its fair value. In these circumstances, the adjustment to fair value of the investment will be based on management’s judgment;

c. the investee company is placed into receivership or bankruptcy;

d. based on financial information received from the investee company, it is evident that the investee company is unlikely to be able to continue as a going concern;

e. receipt or denial by the investee company of medical marijuana licenses from Health Canada, which allow the investee company to initiate or continue operations; and

f. management changes by the investee company that the Company’s management believes will have an impact on the investee company’s ability to achieve its objectives and build value for shareholders.

(v)	Income taxes

Income taxes and tax exposures recognized in the unaudited condensed interim consolidated financial statements reflect management’s best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $, except gram and share amounts)

2.	Basis of presentation (continued)

(d)	Estimates and critical judgments by management (continued)

(v)	Income taxes (continued)

In addition, when the Company incurs losses for income tax purposes, it assesses the probability of taxable income being available in the future based on its budgeted forecasts. These forecasts are adjusted to take into account certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

(vi)	Biological assets and inventory

Biological assets, consisting of cannabis plants, are measured at fair value less costs to sell. At the point of harvest, the biological assets are transferred to inventory at fair value less costs to sell. As a result, critical estimates related to the valuation of biological assets are also applicable to inventory.

Determining the fair value less costs to sell requires the Company to make assumptions about the expected future yield from the cannabis plants, the value associated with each stage of the plants’ growth cycle, estimated selling price, costs to convert harvested cannabis into finished goods, and costs to sell. The Company’s estimates are, by their nature, subject to change.

3.	Adoption of new accounting pronouncements

(a)	AMENDMENTS TO IFRS 2 SHARE-BASED PAYMENTS

The amendments to IFRS 2 clarify how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The effective date of these amendments was January 1, 2018. The Company has adopted these amendments as of the effective date and has assessed no significant changes as a result of the adoption of these amendments on the current or prior periods.

(b)	IFRS 15 REVENUE FROM CONTRACTS WITH CUSTOMERS

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. IFRS 15 became effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company has adopted this new standard as of its effective date using the full retrospective method of adoption, and have assessed no significant changes as a result of the adoption of this new standard on the current or prior periods.

Under IFRS 15, the revenue recognition model has changed from one based on the transfer of risks and rewards of ownership to the transfer of control. The Company’s contracts with customers for the sales of dried cannabis and cannabis oil include one performance obligation. As the transfer of risks and rewards generally coincides with the transfer of control at a point in time, upon delivery, the timing and amount of revenue considering discounts, rebates, and variable consideration, recognized from this principal revenue stream has not changed as a result of the adoption of this new standard.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $, except gram and share amounts)

3.	Adoption of new accounting pronouncements (continued)

(b)	IFRS 15 REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

The following is the Company’s revenue recognition policy in accordance with IFRS 15:

(i)	Revenue recognition

Revenue is recognized at the transaction price, which is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The Company’s contracts with customers for the sales of dried cannabis and cannabis oil include one performance obligation. The Company has concluded that revenue from the sale of these products should be recognized at the point in time when control of the assets is transferred to the customer, generally on delivery.

(c)	IFRS 9 FINANCIAL INSTRUMENTS

IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. The effective date of this standard was January 1, 2018. The Company has adopted this new standard as of its effective date on a retrospective basis with the exception of financial assets that were derecognized at the date of initial application, January 1, 2018. The 2017 comparatives were not restated. As a result of the new classification model and measurement requirements under IFRS 9, the Company has elected to classify the available-for-sale investments as fair value through other comprehensive income investments. Under this classification, there is no recycling of gains or losses from accumulated other comprehensive income to profit or loss. Due to the adoption of IFRS 9, during the three months ended March 31, 2018, a gain of approximately $518 on the disposal of investments classified as fair value through other comprehensive income was recorded in other comprehensive income rather than profit or loss during the period. The new classification and measurement of the Company’s financial assets are as follows:

(i)	Equity instruments at fair value through other comprehensive income (“FVOCI”)

This category only includes equity instruments, which the Company intends to hold for the foreseeable future and which the Company has irrevocably elected to so classify upon initial recognition or transition. The Company classified its unquoted equity instruments as equity instruments at FVOCI. Equity instruments in this category are subsequently measured at fair value with changes recognized in other comprehensive income, with no recycling of gains or losses to profit or loss upon derecognition. Equity instruments at FVOCI are not subject to an impairment assessment under IFRS 9.

(ii)	Amortized cost

This category includes financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the solely principal and interest (“SPPI”) criterion. Financial assets classified in this category are carried at amortized cost using the effective interest method.

(iii)	Fair value through profit or loss

This category includes derivative instruments and quoted equity instruments which the Company has not irrevocably elected, at initial recognition or transition, to classify at FVOCI. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in profit or loss.

The assessment of the Company’s business models was made as of the date of initial application, January 1, 2018, and then applied retrospectively to those financial assets that were not derecognized before January 1, 2018.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $, except gram and share amounts)

3.	Adoption of new accounting pronouncements (continued)

(c)	IFRS 9 FINANCIAL INSTRUMENTS (continued)

	IAS 39	IFRS 9
Financial assets
Cash and cash equivalents	Fair value through profit or loss	Fair value through profit or loss
Accounts receivable	Amortized cost	Amortized cost
Promissory note receivable	Amortized cost	Amortized cost
Loan receivable	Amortized cost	Amortized cost
Other investments	Available-for-sale	FVOCI

(iv)	Impairment of financial assets

The adoption of IFRS 9 has fundamentally changed the Company’s accounting of impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (“ECL”) approach. IFRS 9 requires the Company to record an allowance for ECLs for all debt financial assets not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

4.	New and revised standards and interpretations issued but not yet effective

(a)	IFRS 16 LEASES

IFRS 16 was issued in January 2016 and replaces the previous guidance on leases. This standard provides a single recognition and measurement model to be applied by lessees to leases, with required recognition of assets and liabilities for most leases. This standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if the Company is also applying IFRS 15, Revenue from Contracts with Customers. The Company will adopt this new standard as of its effective date. The Company is currently evaluating the impact of the adoption of this new standard on its consolidated financial statements.

5.	Change in estimate

The Company has revised its estimate of the useful life of the Health Canada Licenses, described in Note 12. Previously, the Company estimated that the licenses had an indefinite life. During the three month period ended March 31, 2018, the Company has revised its estimate, and assessed that the licenses have an estimated useful life equal to the remaining useful life of the corresponding facilities.

6.	Promissory note receivable

The Company announced a strategic joint venture in Israel (“Cronos Israel”) with the Israeli agricultural collective settlement Kibbutz Gan Shmuel (“Gan Shmuel”) for the production, manufacture and distribution of medical cannabis. Following transfer of the preliminary cannabis licenses from the Israeli Ministry of Health (the “Israeli Codes”) from Gan Shmuel. The Company will hold a 70% interest in each of the nursery and cultivation operations and a 90% interest in each of the manufacturing and distribution operations. Until the successful transfer of the Israeli Codes take place, Gan Shmuel has provided the Company a promissory note for monies advanced from the Company up to the sum of 2,700 Israeli Shekels. The promissory note shall be returned to Gan Shmuel on the date that is 12 months after the date of receipt of the final cannabis cultivation license.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $, except gram and share amounts)

7.	Biological assets and inventory

The Company’s biological assets consist of cannabis plants. The changes in the carrying amount of the biological assets are as follows:

	Three months ended March 31,
	2018	2017
Biological assets—beginning of period	$3,722	$1,795
Gain on revaluation of biological assets	4,458	1,813
Transferred to inventory upon harvest	(3,690)	(866)

Biological assets—end of period	$4,490	$2,742

The effect of changes in the fair value of biological assets and inventory during the period include:

	Three months ended March 31,
	2018	2017
Unrealized change in fair value of biological assets	$(4,458)	$(1,813)
Realized fair value increments on inventory sold in the period	3,240	989

Net effect of changes in fair value of biological assets and inventory	$(1,218)	$(824)

The Company estimates the harvest yields for the plants varies at different stages of growth. On average, the growth cycle is 15 weeks. All of the plants are to be harvested into medical cannabis and as at March 31, 2018, on average, the plants were 38% complete (December 31, 2017—46%). As of March 31, 2018, it is expected that the Company’s biological assets will ultimately yield approximately 1,742 kg of medical cannabis (December 31, 2017—1,695 kg). As at March 31, 2018, the Company has 9,965 plants that are biological assets (December 31, 2017—7,353 plants).

The estimates of growing cycle, harvest yield, and costs per gram are based on the Company’s historical results. The estimate of the selling price per gram is based on the Company’s historical sales in addition to the Company’s expected sales price going forward.

These inputs are level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

Inventory consisted of the following:

	As at March 31, 2018	As at December 31, 2017
Dry cannabis
Finished goods	$6,430	$6,145
Work-in-process	1,751	1,630

	8,181	7,775
Cannabis oils
Finished goods	279	332
Work-in-process	169	—

	448	332
Raw materials	171	183
Supplies and consumables	214	126

	$9,014	$8,416

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $, except gram and share amounts)

7.	Biological assets and inventory (continued)

As at March 31, 2018, the Company held 822 kg of dry cannabis and 106 L of cannabis oil as finished goods (December 31, 2017—815 kg and 137 L, respectively). In addition, the Company held 249 kg (December 31, 2017—243 kg) of harvested cannabis in the processing stage, and 90 L (December 31, 2017—nil) of harvested cannabis in the oil extraction processing stage, classified as work-in-process as at March 31, 2018. Finally, 0.27 kg of seeds were held by the Company as raw materials (December 31, 2017—0.288 kg).

8.	Loan receivable

	As at March 31, 2018	As at December 31, 2017
Loan receivable from Evergreen Medicinal Supply Inc. (“Evergreen”) (i)	$265	$265
Add: Accrued interest	49	49

Loan receivable	$314	$314

(i)	The loan is due on demand, bearing interest at 8% per year, calculated and payable annually in arrears.

9.	Investment in Whistler

As at March 31, 2018, the investment represents an approximate 20.2% (December 31, 2017—20.3%) ownership in Whistler Medical Marijuana Company (“Whistler”), incorporated in Canada. Whistler is a licensed producer and seller of medical marijuana with operations in British Columbia, Canada.

A reconciliation of the carrying amount of the investment is as follows:

	Three months ended March 31,
	2018	2017
Balance—beginning of period	$3,807	$2,565
Company’s share of income	41	103

Balance—end of period	$3,848	$2,668

10.	Other investments

Other investments consist of investments in common shares and warrants of several companies in the medical cannabis industry. These investments, with the exception of shares of Evergreen Medicinal Supply Inc. and warrants of AbCann Global Corp., are traded in an active market and, as a result, have a reliably measurable fair value.

Fair value through other comprehensive income investments	As at March 31, 2018	As at December 31, 2017
Canopy Growth Corporation (“Canopy”) (i)	$372	$877
AbCann Global Corp. (“AbCann”) (ii)	315	—
Evergreen (iii)	300	300

	$987	$1,177

Fair value through profit or loss investment

AbCann—share warrants (ii)	—	170

	$987	$1,347

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $, except gram and share amounts)

10.	Other investments (continued)

The gains (losses) recognized upon the increase (decrease) in the fair value of other investments was as follows:

	Three months ended March 31,
	2018	2017
Canopy (i)	$—	$36
AbCann—share warrants (ii)	221	(95)

Gain (loss) recognized in net loss	$221	$(59)

	Three months ended March 31,
	2018	2017
The Hydropothecary Corporation (iv)	$—	$638
Canopy (i)	182	45
AbCann—shares (ii)	(190)	—

Gain (loss) recognized through other comprehensive income	$(8)	$683

(i)	During the period ended March 31, 2018, the Company sold some of its shares of Canopy for proceeds of $687 (2017 -$88).

(ii)	As at March 31, 2017, the fair value of the share warrants were estimated using the Black-Scholes option pricing model, after considering valuation of the investee’s peer group as the investee was not publicly listed yet for the period ended March 31, 2017.

During the period ended March 31, 2018, the Company exercised 182,927 share warrants for $113, for additional shares of AbCann. Prior to the exercise, the share warrants were revalued to fair value using the Black-Scholes option pricing model. The remaining shares were revalued to their fair value at the end of the period.

(iii)	On March 16, 2017, Evergreen received a cultivation license under the ACMPR. As a result, the Company completed its subscription for a second tranche of shares of Evergreen for $100 and exercised its option to acquire an additional 5% of the equity of Evergreen for $500, for a total additional investment of $600. However, Evergreen, through its counsel, has indicated that the Company is not entitled to any interest in Evergreen and has rejected the payment. The Company filed a statement of claim in the Supreme Court of British Columbia and Evergreen has filed a statement of defence. The Company intends to vigorously pursue the enforcement of its rights to acquire equity in Evergreen.

(iv)	During the three month period ended March 31, 2017, BFK Capital Corp. acquired all of the outstanding shares of Hydropothecary Corporation, and began trading as Hydropothecary Corporation, (TSX-V:THCX). As a result of this transaction, Hydropothecary Corporation executed a 6:1 stock split, and the fair value of the investment held by the Company was revalued to its fair value as of March 31, 2017, with the gain recognized in other comprehensive income.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $, except gram and share amounts)

11.	Property, plant and equipment

Cost	Balance at January 1, 2018	Additions	As at March 31, 2018
Land	$1,558	$19	$1,577
Building structures	11,518	1,134	12,652
Furniture and equipment	134	229	363
Computer equipment	148	57	205
Security equipment	886	10	896
Production equipment	2,481	181	2,662
Road	137	—	137
Leasehold improvements	1,497	49	1,546
Equipment under finance lease	—	217	217
Construction in progress	39,337	6,186	45,523

	$57,696	$8,082	$65,778

During the three months ended March 31, 2018, there were non-cash additions from the capitalization of transaction costs on construction in progress amounting to $223 (March 31, 2017—$Nil), refer to Note 14. The net carrying amount of property, plant, and equipment includes equipment held under finance lease with a net carrying amount of $194 (March 31, 2017 -$Nil), refer to Note 15.

Accumulated depreciation	Balance at January 1, 2018	Additions	As at March 31, 2018
Building structures	$433	$152	$585
Furniture and equipment	43	13	56
Computer equipment	75	13	88
Security equipment	196	45	241
Production equipment	431	104	535
Road	10	1	11
Leasehold improvements	336	41	377
Equipment under finance lease	—	23	23

	$1,524	$392	$1,916

Net book value	$56,172		$63,862

During the three months ended March 31, 2018, $334 (2017—$Nil) of depreciation expense is recorded as part of inventory expensed to cost of sales and production costs. An additional $58 of depreciation expense remained capitalized in inventory at the end of the period (December 31, 2017—$Nil).

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $, except gram and share amounts)

11.	Property, plant and equipment (continued)

Cost	Balance at January 1, 2017	Additions	As at March 31, 2017
Land	$1,558	$—	$1,558
Building structures	2,761	842	3,603
Furniture and equipment	63	59	122
Computer equipment	88	—	88
Security equipment	475	163	638
Production equipment	2,105	293	2,398
Road	137	—	137
Leasehold improvements	1,429	—	1,429
Construction in progress	6,034	680	6,714

	$14,650	$2,037	$16,687

Accumulated depreciation	Balance at January 1, 2017	Additions	As at March 31, 2017
Building structures	$120	$40	$160
Furniture and equipment	18	6	24
Computer equipment	36	8	44
Security equipment	60	28	88
Production equipment	103	80	183
Road	6	1	7
Leasehold improvements	186	37	223

	$529	$200	$729

Net book value	$14,121		$15,958

12.	Intangible assets

Cost	Balance at January 1, 2018	Additions	Balance at March 31, 2018
Software	$—	$131	$131
Health Canada Licenses—OGBC	1,611	—	1,611
Health Canada Licenses—Peace	9,596	—	9,596

	$11,207	$131	$11,338

Accumulated amortization	Balance at January 1, 2018	Additions	Balance at March 31, 2018
Software	$—	$8	$8
Health Canada Licenses—OGBC	—	20	20
Health Canada Licenses—Peace	—	120	120

	$—	$148	$148

Net book value	$11,207		$11,190

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $, except gram and share amounts)

12.	Intangible assets (continued)

Cost	Balance at January 1, 2017	Additions	Balance at March 31, 2017
Health Canada Licenses—OGBC	$1,611	$—	$1,611
Health Canada Licenses—Peace	9,596	—	9,596

	$11,207	$—	$11,207

13.	Goodwill

	Balance at January 1, 2018	Additions	Balance at March 31, 2018
OGBC	$392	$—	$392
Peace Naturals	1,400	—	1,400

	$1,792	$—	$1,792

	Balance at January 1, 2017	Additions	Balance at March 31, 2017
OGBC	$392	$—	$392
Peace Naturals	1,400	—	1,400

	$1,792	$—	$1,792

14.	Construction loan payable

	As at March 31, 2018	As at December 31, 2017
First advance	$6,304	$6,304
Less: transaction costs (net of amortization)	(962)	(1,122)
Add: accrued interest	63	185

	$5,405	$5,367

On August 23, 2017, Peace Naturals, as borrower, signed a construction loan agreement with Romspen Investment Corporation as lender, to borrow $40,000, to be funded by way of multiple advances. The aggregate advances are limited to $35,000 until the lender receives an appraisal valuing the property in British Columbia at an amount of not less than $8,000. The loan bears interest at a rate of 12% per annum, calculated and compounded monthly, in arrears, on the amounts advanced from the date of each advance. The term of the loan is two years, with the borrower’s option to extend for another twelve months. The loan is guaranteed by Cronos Group, Hortican, OGBC, the responsible-person-in-charge and the senior-person-in-charge of OGBC and Peace Naturals. The loan is secured as follows:

(a)	first-ranking charge on the land owned by OGBC, Peace Naturals, and Hortican, (the “Property”) with a net book value of approximately $1,577 as at March 31, 2018 (December 31, 2017—$1,558);

(b)	first-ranking general assignment of all present and future leases of each Property;

(c)	general security agreements creating first-ranking security interests on all the personal property of Peace Naturals and the corporate guarantors including without limitation, goods, chattels, paper, documents, accounts, intangible assets, securities, monies, books and records;

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $, except gram and share amounts)

14.	Construction loan payable (continued)

(d)	specific assignment of each Property’s right, title, and interest in the construction project for which the loan is being used to fund, including licenses, permits, plans and specifications, development approvals and agreements;

(e)	acknowledgement of the status and terms of any contracts affecting or with respect to each Property including without limitation, any pertaining to ownership, insurance, shared facilities, passageway agreements, or similar matters, confirming the good status of such contracts, and the rights of the lender under such contracts;

(f)	the subordination of all other indebtedness of Peace Naturals;

(g)	an unconditional, joint and several covenant by the guarantors as principal debtor for the performance of obligations by Peace Naturals, it being understood that the lender is not obliged to proceed against Peace Naturals or exhaust any security before proceeding against the guarantors;

(h)	assignment, postponement, and subordination by the corporate guarantors in favour of the lender;

(i)	assignment of all insurance policies with respect to each Property and the construction project;

(j)	pledge of the shares of Peace Naturals, OGBC, and Hortican;

(k)	an environmental indemnity from Peace Naturals and the corporate guarantors; and

(l)	deficiency and completion guarantee from Peace Naturals and the corporate guarantors.

15.	Finance lease obligation

The Company has equipment under finance, classified as a finance lease as the Company has the right to purchase the asset at the end of the lease term at a nominal amount. The lease has monthly payments of $4 due at the beginning of each month, bears 8% interest per annum, has a maturity date of June 2022, and is secured by the corresponding equipment (which has a net carrying amount of $194 as at March 31, 2018). The following is a summary of the Company’s minimum payments due in future fiscal years:

2018	$40
2019	53
2020	53
2021	53
2022	26

225
Less: interest	(36)

$189

16.	Share capital and reserves

(a)	Share capital

(i)	Common Shares

The Company is authorized to issue an unlimited number of no par value common shares.

The holders of the common shares are entitled to receive dividends which may be declared from time to time, and are entitled to one vote per share at meetings of the Company. All shares are ranked equally with regards to the Company’s residual assets.

During the three months ended March 31, 2018, the Company issued 5,257,143 (2017—7,705,000) common shares for aggregate gross proceeds of $46,000 (2017—$17,336) through a bought deal.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $, except gram and share amounts)

16. Share capital and reserves (continued)

(a)	Share capital (continued)

(ii)	Special Shares

The Company is authorized to issue an unlimited number of special shares, issuable in series.

The special shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares in each series. No special shares have been issued since the Company’s inception.

(b)	Warrants

The following is a summary of the changes in warrants for the period from January 1, 2017 to March 31, 2017:

	Grant date	Exercise price	Number of warrants	Amount
Balance at January 1, 2017			45,885,172	$3,983
Exercise of warrants
January	January 30, 2014	$0.71	(375,565)	(164)
January	January 18, 2013	0.08	(298,066)	—
March	October 8, 2015	0.31	(1,140,351)	(116)
Expiry of warrants			(19,210)	—

Balance at March 31, 2017			44,051,980	$3,703

The following is a summary of the changes in warrants for the period from January 1, 2018 to March 31, 2018:

	Grant date	Exercise price	Number of warrants	Amount
Balance at January 1, 2018			38,654,654	$3,364
Exercise of warrants
January	January 18, 2013	$0.08	(2,898,784)	—
February	May 27, 2016	0.245	(2,128,112)	(391)
March	October 8, 2015	0.31	(766,086)	(78)
March	May 27, 2016	0.245	(1,179,497)	(217)
Expiry of warrants			(82,695)	—

Balance at March 31, 2018			31,599,481	$2,678

As at March 31, 2018, the Company had outstanding warrants as follows:

Grant date	Number of warrants	Exercise price	Expiry
October 8, 2015	3,335,594	$0.31	October 8, 2020
October 23, 2015	1,478,245	0.31	October 23, 2020
October 28, 2015	9,548	0.31	October 28, 2020
May 13, 2016	8,510,813	0.245	May 13, 2021
May 27, 2016	18,265,281	0.245	May 27, 2021

	31,599,481	$0.255

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $, except gram and share amounts)

16.	Share capital and reserves (continued)

(c)	Shares to be issued

The Company received cash for the exercise of warrants and options, for which common shares were not issued yet as of March 31, 2018. Refer to Note 16(b) and Note 17, respectively.

17.	Stock-based payments

(a)	Option plan details

The Company has an incentive stock option plan, under which non-transferrable options to purchase common shares of the Company may be granted to directors, officers, or service providers of the Company. The terms of the plan provide that Directors have the right to grant options to acquire common shares of the Company at not less than the discounted market price (as set out in the plan) with the market price deemed to be the closing price on the day preceding the grant at varying terms. The maximum number of common shares reserved for issuance for options that may be granted under the plan is 10% of the common shares outstanding. No amounts are paid or payable by the recipient on receipt of the option, and the options granted are not dependent on any performance-based criteria.

(b)	Summary of changes

The following is a summary of the changes in options for the period from January 1, 2017 to March 31, 2017:

	Grant date	Exercise price	Number of options	Amount
Balance at January 1, 2017			6,177,594	$735
Exercise of options
January	January 30, 2014	0.71	(32,009)	(14)
February	August 5, 2014	1.15	(32,000)	(23)
March	September 19, December 17, 2014	1.15	(171,695)	(104)
Vesting of issued options			—	192

Balance at March 31, 2017			5,941,890	$786

The following is a summary of the changes in options for the period from January 1, 2018 to March 31, 2018:

	Grant date	Exercise price	Number of options	Amount
Balance at January 1, 2018			11,603,750	$2,289
Issuance of options
January	January 30, 2018	8.40	280,000	—
January	January 31, 2018	9.00	150,000	—
Exercise of options
January	October 6, 2016	1.23	(8,333)	(4)
January	April 12, 2017	3.14	(2,291)	(4)
January	August 23, 2017	2.42	(1,041)	(1)
February	October 6, 2016	1.23	(20,800)	(10)
February	April 12, 2017	3.14	(2,500)	(4)
February	August 23, 2017	2.42	(2,291)	(3)
March	April 12, 2017	3.14	(2,000)	(3)
March	August 23, 2017	2.42	(3,000)	(4)
Vesting of issued options			—	774

Balance at March 31, 2018			11,991,494	$3,030

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $, except gram and share amounts)

17.	Stock-based payments (continued)

(b)	Summary of changes (continued)

The weighted average share price at the dates the options were exercised during the period ended March 31, 2018 was $9.58 (2017—$2.55).

As at March 31, 2018, the Company had outstanding and exercisable options as follows:

			Weighted average
Grant date	Vesting terms	Number of options	Exercise price	Remaining contractual life (years)
August 5, 2016	Evenly over 48 months	1,141,666	$0.50	3.35
October 6, 2016	Evenly over 48 months	3,548,951	1.23	3.52
November 16, 2016	On May 15, 2017	300,000	1.50	3.63
November 21, 2016	Evenly over 48 months	182,000	1.84	3.65
April 12, 2017	Evenly over 48 months	3,292,209	3.14	4.04
August 23, 2017	Evenly over 48 months	2,896,668	2.42	4.40
November 9, 2017	Evenly over 48 months	200,000	3.32	4.61
January 30, 2018	Evenly over 48 months	280,000	8.40	4.84
January 31, 2018	Evenly over 48 months	150,000	9.00	4.84

Outstanding at March 31, 2018		11,991,494	$2.29	3.93

Exercisable at March 31, 2018		3,417,158	$1.80	3.75

These options shall expire at the earlier of 180 days of the death, disability or incapacity of the holder or five years after the date of issue, and can only be settled in equity.

As at March 31, 2018, the weighted average exercise price of options outstanding is $2.29 (December 31, 2017—$2.05). The weighted average exercise price of options exercisable was $1.80 (December 31, 2017—$1.71).

(c)	Fair Value of Options Issued During the Period

The fair value of the options issued during the period was determined using the Black-Scholes option pricing model, using

	Three months ended
	March 31,
	2018	2017
Share price at grant date	$8.40 - $9.00	—
Exercise price	$8.40 - $9.00	—
Risk free interest rate	2.01%	—
Expected life of options (years)	5	—
Expected annualized volatility	55%	—
Expected dividend yield	0%	—
Weighted average Black-Scholes value at grant date	$4.20	—

No options were issued during the three month period ended March 31, 2017.

(d)	Expenses Arising from Stock-based Payments

The total expenses arising from stock-based payments recognized during the period ended March 31, 2018 were $774 (2017 - $192).

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $, except gram and share amounts)

18.	Revenue from contracts with customers

The following is the disaggregation of the Company’s revenue from contracts with customers:

	For the three months ended March 31, 2018
	Direct-to- consumer	Business·to· business	Total
Dry cannabis	$615	$2,005	$2,620
Cannabis oils	255	—	255
Other	20	50	70

Total revenue from contracts with customers	$890	$2,055	$2,945

	For the three months ended March 31, 20 17
	Direct-to- consumer	Business-to- business	Total
Dry cannabis	$388	$126	$514

Total revenue from contracts with customers	$388	$126	$514

19.	Earnings (loss) per share

Basic and diluted loss per share are calculated using the following numerators and denominators:

	Three months ended
	March 31,
Numerator	2018	2017
Net loss attributable to common shareholders	$(1,050)	$(844)

Net loss used in the computation of basic and diluted loss per share	$(1,050)	$(844)

Denominator
Weighted average number of common shares outstanding for computation of basic and diluted loss per share	157,054,891	125,256,010

As at March 31, 2018 and 2017, all instruments were anti-dilutive.

20.	Related party transactions and balances

The following is a summary of the Company’s related party transactions during the period:

(a)	Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of an entity, and include executive and non-executive directors. Compensation provided to key management is as follows:

	Three months ended
	March 31,
	2018	2017
Short-term employee benefits, including salaries and fees	$109	$106
Professional fees	58	71
Stock-based payments	339	67

	$506	$244

As at March 31, 2018, there was a balance payable of $95 to members of key management (December 31, 2017—$Nil).

21.	Commitments and contingencies

(a) The following is a summary of the Company’s minimum operating lease obligations for its premises due in future fiscal years:

2018	$66
2019	112
2020	96
2021	92
2022	95
2023	8

$469

In addition to the minimum lease payments, the Company is required to pay realty taxes and other occupancy costs.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $, except gram and share amounts)

(b)	The following contingencies are related to Peace Naturals:

(i)	MedCann Access Acquisition Claim. 8437718 Canada Inc., 8437726 Canada Inc., Michael Blaine Dowdle, Rade Kovacevic, Kevin Furet and 9388036 Canada Inc. (collectively, the “Plaintiffs”) commenced a claim against Peace Naturals and a number of other parties, for $15,000 in damages as a result of an alleged breach of obligations to them by terminating a share purchase transaction for the acquisition of the Plaintiffs’ company, MedCann Access. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend itself; accordingly, no provision for loss has been recognized. On February 21, 2018, the parties began the discovery phase of the proceedings.

(ii)	Warrants Claim. Jeffrey Gobuty, brother to Mark Gobuty, former CEO of Peace Naturals, brought a claim against Peace Naturals for warrants valued at $250 that were purportedly issued by Mark Gobuty, on behalf of Peace Naturals. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend this claim. The plaintiff has not actively pursued this claim in over a year.

(iii)	Former Employees’ Unlawful Termination Claims. Peace Naturals, Cronos and certain directors were served with claims by a former employee for damages of $580 and 30,000 options of the Company, and the former CEO of Peace Naturals for approximately $12,682 and a 10% equity interest in Peace Naturals, in connection with alleged claims of wrongful termination. Both plaintiffs have amended their pleadings to discontinue the claims against the individual directors. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend itself; accordingly, no provision for loss has been recognized.

(iv)	Illingworth Claim. On March 9, 2018, Philip Illingworth filed a claim in the Supreme Court of British Columbia against Evergreen, its directors, Welton Construction Limited, 0611389 B.C. Ltd. and Hortican, claiming among other things, declarations and an order for specific performance that the plaintiff is the owner of 50% of the shares of Evergreen. It is the opinion of the Company that the plaintiff has not stated a valid claim against Hortican, and the Company intends to vigorously defend this claim.

22.	Income taxes

The Company’s combined Canadian federal and provincial statutory income tax rate is 26.5% for the three month periods ended March 31, 2018 and March 31, 2017, expected to apply for the full year, applied to the pre-tax income of the three month periods.

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The changes in the net deferred tax liability are provided below:

	Three months ended
	March 31,
	2018	2017
Balance—beginning of period	$1,416	$1,457
Recognized in income	(888)	1
Recognized in other comprehensive income	27	—

Balance—end of period	$555	$1,458

23.	Financial instruments

(i)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s accounts receivable and loan receivable. The maximum exposure to credit risk is the carrying value of these financial assets. The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. As at March 31, 2018 and December 31, 2017 there were no impairment losses recognized on the loan receivable or on receivables from contracts with customers.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $, except gram and share amounts)

23.	Financial instruments (continued)

(i)	Credit risk (continued)

As at March 31, 2018, the value of its loan receivable was $314 (December 31, 2017—$314) and the value of its accounts receivable was $2,526 (December 31, 2017—$1,140). The Company is not significantly exposed to credit risk, as these receivables comprise 2.0% (December 31, 2017—1.4%) of the Company’s total assets. As at March 31, 2018 70.5% (December 31, 2017—89.3%) of the Company’s trade receivables were due from 1 customer (December 31, 2017—2 customers).

The following represents an analysis of the age of trade receivables:

		As at
	As at	December 31,
	March 31, 2018	2017
Current	$1,848	$—
Less than 30 days past billing date	164	1,020
31 to 60 days past billing date	257	85
61 to 90 days past billing date	11	35
Over 90 days past billing date	246	—

	$2,526	$1,140

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company’s management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. The Company’s funding is primarily provided in the form of capital raised through the issuance of shares and warrants.

The following represents an analysis of the age of trade accounts payable:

	As at March 31, 2018	As at December 31, 2017
Current	$—	$5,922
Less than 30 days past billing date	1,646	803
31 to 60 days past billing date	90	113
61 to 90 days past billing date	73	66
Over 90 days past billing date	176	172

	$1,985	$7,076

(iii)	Market risk

(1)	Price risk

Price risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in interest rates, market and economic conditions, and equity and commodity prices. The Company is exposed to price risk in divesting its investments, in that, unfavourable market conditions could result in dispositions of investments at less than favourable prices. Further, in the revaluation of securities classified as fair value through other comprehensive income, this could result in significant write-downs of the Company’s investments, which would have an adverse impact on the Company’s financial position.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $, except gram and share amounts)

23.	Financial instruments (continued)

(iii)	Market risk (continued)

(1)	Price risk (continued)

The Company manages price risk by having a portfolio of securities from multiple issuers, such that the Company is not singularly exposed to any one issuer. The Company also has set thresholds on purchases of investments over which the approval of the Board of Directors is required.

(2)	Concentration risk

Concentration risk is the risk that any single investment or group thereof, has the potential to materially affect the operating results of the Company. The Company is exposed to this risk as all of its investments are currently within the medical marijuana industry. As such, the Company’s financial results may be adversely affected by the unfavourable performance of those investments or the industry in which they operate.

It is management’s opinion that the Company is not subject to significant interest rate risk.

24.	Fair value hierarchy

Assets recorded at fair value on the unaudited condensed interim consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1—valuation based on quoted prices (unadjusted) in active markets for identical assets and liabilities. In these unaudited condensed interim consolidated financial statements, cash and other investments (Canopy and AbCann shares) are included in this category.

Level 2—valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. In these unaudited condensed interim consolidated financial statements, and AbCann share purchase warrants.

Level 3—valuation techniques using the inputs for the asset or liability that are not based on observable market data. In these unaudited condensed interim consolidated financial statements, other investments (Evergreen), and biological assets are included in this category.

The Company’s policy for determining when transfers between levels of the fair value hierarchy occur is based on the date of the event or changes in circumstances that caused the transfer.

During the three month period ended March 31, 2017, Hydropothecary became publicly traded. Due to this event, the investment in Hydropothecary was transferred out of Level 3 as the inputs for the valuation of the investment were no longer unobservable. The investment in Hydropothecary was transferred into Level 1 of the fair value hierarchy, as the valuation of the investment was based on quoted prices in an active market.

During the three month period ended March 31, 2018, there were no transfers between levels.

25.	Capital management

The Company’s objectives when managing its capital are to maintain sufficient capital base to: (i) meet its short-term obligations, (ii) sustain future operations and expansions, (iii) ensure its ability to continue as a going concern, and (iv) retain stakeholder confidence. The Company defines capital as its net assets, total assets less total liabilities. Currently, there are no quantitative criteria established as the Company is experiencing significant growth.

As at March 31, 2018, the Company managed net assets of $131,290 (December 31, 2017—$86,368).

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three month periods ended March 31, 2018 and March 31, 2017

(Unaudited)

(in thousands of CDN $, except gram and share amounts)

26.	Subsequent events

(a)	Subsequent to March 31, 2018, 3,851,316 warrants were exercised in exchange for $944 in cash. These warrants had an exercise price of $0.245 per common share.

(b)	Subsequent to March 31, 2018, a total of 300,250 options were exercised in exchange for $451 in cash. These options had a weighted average exercise price of $1.50 per common share.

(c)	Subsequent to March 31, 2018, the Company closed a bought deal public offering, including the full exercise of the over-allotment option. A total of 10,420,000 common shares of the Company were issued at a price of $9.60 per share for aggregate gross proceeds of approximately $100,000.

(d)	On May 10, 2018, the Israeli Codes were successfully transferred from Gan Shmuel to Cronos Israel and the equity interests in each operation of Cronos Israel will be issued to the Company. Refer to Note 6.